EXHIBIT 99.1	ASX ANNOUNCEMENT (ASX: NVX)

NOVONIX Secures Rights to Purchase Adjacent Land at Riverside Location

Chattanooga, TN (USA), 10 March 2026 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or the “Company”), a leading battery materials and technology company, today announced that it has entered into an exclusive access agreement with Aerisyn Opportunity Zone Business, LLC (“AOZ”) to assess for purchase the 17.5 acres directly adjacent to its current anode materials mass production facility (“Riverside”) in Chattanooga, Tennessee (the “Adjacent Land”).

“As NOVONIX grows, we will continue to evaluate all opportunities that present potential long-term value for the Company,” said Mike O’Kronley, CEO of NOVONIX. “Given the proximity to our current Riverside location, the proposed transaction represents a strategic opportunity for the Company that should result in significant cost saving efficiencies as we look to expand our current operations in the United States.”

Key Deal Terms:

•
Purchase price of Adjacent Land for US$26.5 million, subject to completion of due diligence by Novonix and notifying AOZ of the decision to purchase the Adjacent Land
•
Exclusive right to conduct due diligence for at least 150 days for the consideration of US$100,000
•
Determination if the Adjacent Land will be re-zoned to heavy industrial

There is no certainty that the proposed transaction will proceed, and the Company will update the market in accordance with its continuous disclosure obligations as the proposed transaction progresses.

This announcement has been authorized for release by NOVONIX Chairman, Mr. Ron Edmonds.

About NOVONIX
NOVONIX strives to reduce supply chain risk, support U.S. energy independence, and establish a resilient battery materials supply chain. The company is building a North American platform for critical battery materials at its Chattanooga, Tennessee headquarters and anode materials operations.

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com

EXHIBIT 99.1	ASX ANNOUNCEMENT (ASX: NVX)

NOVONIX is positioned as a supplier of advanced battery materials and technologies powering the energy storage and electrification economy.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited
Investors: ir@novonixgroup.com
Media: media@novonixgroup.com

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements about the Company and the industry in which it operates. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this communication include, among others, statements made regarding the anticipated assessment of the adjacent property and the timeline therefor, the completion and outcome of any due diligence performed, proposed re-zoning of the property, the decision to purchase the property or not, the negotiation and finalization of the definitive agreements, the anticipated key business terms of the sale, how the purchase of this property or any property will affect the long-term value of the Company, and potential efficiencies resulting from the purchase of the property.

The Company has based such statements on current expectations and projections about future events and trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the timely deployment and scaling of its furnace technology, ability to meet the technical specifications and demand of existing and future customers, the accuracy of estimates regarding market size, expenses, future revenue, capital requirements, needs and access for additional financing, the availability and impact and compliance with the applicable terms of government funding and other support, ability to obtain patent rights effective to protect its technologies and processes and successfully defend any challenges to such rights and prevent others from commercializing such technologies and processes, and regulatory and economic developments in the United States, Australia, and other jurisdictions. These and other factors that could affect its business and results are included in its filings with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s most recent annual report on Form 20-F. Copies of these filings may be obtained by visiting the Company’s Investor Relations website at www.novonixgroup.com or the SEC’s website at www.sec.gov.

Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Accordingly, you should not place undue reliance on forward-looking statements. Any forward-looking statement in this communication is based only on information currently available to us and speaks only as of

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com

EXHIBIT 99.1	ASX ANNOUNCEMENT (ASX: NVX)

the date on which it is made. The Company undertakes no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com